Exhibit 99.1

AGM Group Holdings Inc. Announces Entry into ASIC R&D and Manufacturing Field

BEIJING, China, August 5, 2021 /PRNewswire/ -- AGM Group Holdings Inc. (“AGMH” or the “Company”) (NASDAQ: AGMH), a software company providing fintech software, and trading education software and website service, today announced that the Company will enter into the ASIC chip research and development field, and will subsequently commence high-performance ASIC computing equipment manufacturing and sales. The new business segment will be led and operated by the Company’s newly hired executives and targeting the institutional market.

The newly appointed executives, Co-CEO Mr. Chenjun Li and CSO Mr. Bo Zhu, have vast experiences and industry resources in chip designs and blockchain applications. As one of the pioneers in the ASIC chip design area, Mr. Chenjun Li has extensive experience in the chip production supply chain. In 2013, Mr. Chenjun Li designed the first-generation ASIC applicable to Bitcoin computing and successfully completed the mass production of 16nm and 10nm ASIC chips at TMSC and Samsung in 2015 and 2017, respectively. Meanwhile, Mr. Bo Zhu possesses an in-depth understanding of the blockchain technology application, as well as a well-known reputation and extensive network within the industry due to the extended time spent in high-performance computing research in the past years.

“I am delighted to join AGMH, and I will assist the Company in launching its branded high-performance ASIC and ASIC miner with a goal of enabling AGMH to become one of the key players in the market.” Mr. Chenjun Li commented, “The Company plans to release the latest ASIC miner and its parameters in the near future. Meanwhile, Mr. Bo Zhu and I will be jointly responsible for expanding our products to reach the overseas institutional clients and networks, and providing innovative energy optimization solutions for the customers.”

About AGM Group Holdings Inc.

Incorporated in April 2015 and headquartered in Beijing, China, AGM Group Holdings Inc. is software company, currently providing fintech software, and trading education software and website service. For more information, please visit www.agmprime.com.

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

For more information, please contact:

At the Company:

Email: ir@agmprime.com

Investor Relations:

Sherry Zheng
Weitian Group LLC
Email: shunyu.zheng@weitian-ir.com

Phone: +1-718-213-7386